Exhibit 99.1

SIGMA LITHIUM TO RELEASE THIRD QUARTER 2024 RESULTS
NOVEMBER 15, 2024, ANNOUNCES NEW EXECUTIVE IR HIRE

São Paulo, Brazil – (November 14, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate announces it will release financial results for the third quarter ended September 30, 2024 before the market opens on November 15, 2024.

Additionally, the Company is pleased to announce the appointment of Irina Axenova as Vice President Investor Relations. Ms. Axenova joins the Company after eight years at SQM, a global leader in the lithium industry, where she was head of the investor relations team.

The Third Quarter 2024 earnings release will be followed by an investor conference call on November 15, 2024, at 8:00 AM Eastern Time. To register for the call, please proceed through the following link Register here.

Sigma Lithium’s Third Quarter 2024 press release, investor presentation and quarterly filings will be available through the company’s investor relations website, ir.sigmalithiumcorp.com. A webcast replay will also be available following the conclusion of the event.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers. The Company operates at the forefront of environmental and social sustainability in the EV battery materials supply chain at its Grota do Cirilo Operation in Brazil. Here, Sigma produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium beneficiation plant that delivers net zero carbon lithium, produced with zero dirty power, zero potable water, zero toxic chemicals and zero tailings’ dams.

Phase 1 of the Company’s operations entered commercial production in the second quarter of 2023. The Company has issued a Final Investment Decision, formally approving construction to double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit our website

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development
matthew.deyoe@sigmalithium.com.br

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Irina Axenova, VP Investor Relations

irina.axenova@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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